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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                _________________

                               AMENDMENT NO. 2 TO
                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                           TRIDENT INTERNATIONAL, INC.
                            (Name of Subject Company)


                           TRIDENT INTERNATIONAL, INC.
                      (Name of Person(s) Filing Statement)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)


                                   895934 10 7
                      -------------------------------------
                      (CUSIP Number of Class of Securities)


                                ELAINE A. PULLEN
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           TRIDENT INTERNATIONAL, INC.
                                1114 FEDERAL ROAD
                       BROOKFIELD, CONNECTICUT 06804-1140
                                 (203) 740-9333
   (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)


                                 WITH COPIES TO:

                             JOHN J. EGAN III, P.C.
                           JOSEPH L. JOHNSON III, P.C.
                           GOODWIN, PROCTER & HOAR LLP
                                 EXCHANGE PLACE
                        BOSTON, MASSACHUSETTS 02109-2881
                                 (617) 570-1000


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         This Amendment No. 2 to Schedule 14D-9 amends the Solicitation/
Recommendation Statement on Schedule 14D-9 originally filed by Trident International, Inc. (the "Company") on January 13, 1999 relating to the tender offer by ITW Acquisition Inc., a Delaware corporation and wholly owned subsidiary of Illinois Tool Works Inc., for all of the outstanding shares of common stock, par value $.01 per share (the "Shares"), of the Company, at $16.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 13, 1999 and the related Letter of Transmittal (which together constitute the "Offer").

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

         The Company has received notice of the early termination of the required waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the Offer and the subsequent merger of ITW Acquisition Inc. with and into the Company.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 1999          TRIDENT INTERNATIONAL, INC.


                                 By: /s/ J. Leo Gagne
                                     ------------------------------------------
                                     J. Leo Gagne
                                     Vice President and Chief Financial Officer